Exhibit 99.70

Date: News Release: Ticker Symbols:	June 26, 2025 25-15 TSXV: MOON; OTCQB: BMOOF

BLUE MOON AWARDS MINING CONTRACT FOR THE CONSTRUCTION OF THE PORTAL AND EXPLORATION DECLINE FOR ITS BLUE MOON MINE IN MARIPOSA COUNTY, CALIFORNIA

TORONTO, Ontario – June 26, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQB: BMOOF), is pleased to announce the award of a contract to Small Mine Development, L.L.C. (“SMD”) for the construction of a portal and decline to enable underground mineral exploration activities at the Blue Moon volcanogenic massive sulphide (“VMS”) deposit (the “Project”), located in Mariposa County, California. This construction work represents a significant step forward for the Project’s development, as the portal and decline will provide access for infill and exploration drilling, and allow for further studies and investigations related to geology, rock mechanics, underground mining conditions, and metallurgical test work and ultimately to a mine commercialization decision.

Blue Moon undertook a formal request for proposal (“RFP”) process (see April 15, 2025 news release) to select a mining contractor, from which several proposals were received. SMD ultimately provided a proposal that was consistent with the Company’s Project objectives for Health & Safety, local employment, cost, schedule, and performance, making them a clear choice for the award of this contract.

The CEO of Blue Moon, Christian Kargl-Simard stated:

"The award of this contract represents a major step forward in the development of the critical metals related Blue Moon Mine. The ability to access the orebody from underground will greatly accelerate the Company’s plans towards a mine commercialization decision, and the minimal footprint at surface allows us to do so in a very responsible manner – both physically and environmentally. We are proud to have SMD as a partner on this significant milestone.”

Execution planning and additional engineering work to support construction will commence immediately, followed by the start of portal development in Q3-Q4 of this year. The exploration decline is expected to be complete by Q3-2026 and will include an underground exploration drilling campaign along with the aforementioned additional study work. This initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and through SMD and their subcontractors. The Company is committed to supporting the economic and social development of the local and regional communities.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Small Mine Development (SMD)

Small Mine Development builds and operates America's underground mines. SMD’s mission is to be the leader in safe, productive and innovative mining solutions. They specialize in underground, hardrock mining and advance projects from exploration, through engineering, development, production mining, and, ultimately, closure.

Date: News Release: Ticker Symbols:	June 26, 2025 25-15 TSXV: MOON; OTCQB: BMOOF

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.